新世界發展有限公司
New World Development Company Limited

03 JAN 30 AM 7:21

Securities & Exchange Commission
Office of International Corporate Finance
Room 3045
450 Fifth Street, N.W.
Washington, D. C. 20549
U S A

January 17, 2003

03003550

SUPPL

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
<u>Rule 12g3-2 (b) exemption</u>

We refer to the above and enclose herewith Announcement dated January 16, 2003 in connection with the change of Share Registrars of the Company in duplicate for your files.

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Yours truly
For and on behalf of
New World Development Co Ltd

Michael C Pei

Encls.
MP/jc

c.c. Ms Ellen Lin- The Bank of New York

LEGAL & GENERAL Notices

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

CHANGE OF SHARE REGISTRARS

The Board of Directors of New World Development Company Limited (the "Company") announces that with effect from 4 February 2003, the Company's Share Registrars will be changed to:-

TENGIS LIMITED
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road,
Wanchai,
Hong Kong
Tel: 29801333

Applications for registration of transfer of shares of the Company should be lodged with Tengis Limited with effect from 4 February 2003. Share certificates uncollected on 30 January 2003 shall be collected from Tengis Limited thereafter.

By order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 16 January 2003

LEGAL & GENERAL Notices

新世界發展有限公司
New World Development Company Limited
(incorporated in Hong Kong with limited liability)

CHANGE OF SHARE REGISTRARS

The Board of Directors of New World Development Company Limited (the "Company") announces that with effect from 4 February 2003, the Company's Share Registrars will be changed to:-

TENGIS LIMITED
G/F, Bank of East Asia Harbour View Centre
56 Gloucester Road,
Wanchai,
Hong Kong
Tel: 29801333

Applications for registration of transfer of shares of the Company should be lodged with Tengis Limited with effect from 4 February 2003. Share certificates uncollected on 30 January 2003 shall be collected from Tengis Limited thereafter.

By order of the Board
Leung Chi-Kin, Stewart
Company Secretary

Hong Kong, 16 January 2003